SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



     Prospectus filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 under
                      the Securities Exchange Act of 1934



                                  April 8, 2002



                                    Telia AB

                                 (Name of Filer)



                               Sonera Corporation

                                (Subject Company)



                                     0-30340

                   (Exchange Act File No. of Subject Company)
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          THE FOLLOWING IS A TRANSCRIPT OF A PRESS CONFERENCE HELD BY TELIA AB
ON MARCH 26, 2002.

                              Telia Conference Call
                              Tuesday 26 March 2002
                                20:00 Hrs UK Time
                           Chaired by: Tapio Hintikka


Host for the conference call: Mr. Tapio Hintikka, chairman of Sonera.
Present at the teleconference: Mrs Marianne Nivert, president and CEO of Telia, Mr. Harri Koponen, President and CEO of Sonera, Mr. Bo Jacobsson CFO of Telia and Mr. Kim Ignatius CFO of Sonera.

Slides were available on both companies web sites.


Mr. Hintikka: We will start by a 15 minutes presentation by myself, Marianne Nivert and Harry Koponen. I will first highlight an announced merger plan and after that Marianne and Harry will continue with the key actions of these companies. After the presentation we will be happy to discuss with you the merger plan and give the time constraints.

Now I start my part of the presentation. Telia and Sonera have agreed to merge, making a leading Nordic and Baltic operation. We will have in the merged entity strong financial resources and cash flow and significant synergies available. Profitable opportunities are coming from Russia and Eurasia. We will have footprints and customer base will attract the best breed partners because the consolidation of this industry will go further, this is the step from our side.

The key terms for the transaction are the following;
1.51440 new Telia shares for each Sonera share through a public tender offering. Telia shareholders will own 64% of the combined company and Sonera shareholders will own 36%. Domicile and headquarter will be in Sweden. The company will be listed in Stockholm, Helsinki and New York. The Swedish Government is committed to voting in favour of the capital increase, and the Finnish Government to accept the tender offer. The to main shareholders of these two companies. Certainly the transaction is subject to regulatory approval and 90% acceptances

By merging these two companies we are developing and creating a Nordic and Baltic leadership in operations. The new entity will be having around 8 million mobile subscribers and little bit over 6 million fixed line subscribers.

The consolidated revenues for year 2001 were around the level of 9 billion euros, consolidated EBITDA year 2001 was well above 2 billion. The combination is financially very strong. If we compare with our peers in the Nordic and in Europe we are among those biggest ones and certainly that provides good chances to be not only operationally but also financially acceptable partner whenever the time comes for further steps in consolidation. In this kind of merger there is always a question of opportunities of synergies to be realised from these operations.

We have made a calculation that is preliminary still but are to be made more detailed as soon as the merger and integration teams are starting to work. First meeting of integration teams will be arranged on Wednesday next week.

Capex is a very important part of the industry today so that we are controlling the capex and investments on that side. There has been a little bit tendency during the past years to overinvest in this particular industry and there are volumes available saving in the capex around 100 million over the next years, but certainly, on the annual base in the long term in could be a little bit less. There are certainly one-time costs related to this transaction and we

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have calculated that the one-time costs are in the magnitude of 200 million euros. But certainly like I said, when the integration teams have started their work we will be coming frequently publicly releasing additional information whatever activities there are to all the people, not only insiders of companies but also for outsiders. Follow up of the process will be available later.

Talking about the new company's position in Nordic we are by far the biggest. No 1 in Sweden, Finland, Baltic countries, No 2 in Norway, No 4 in Denmark when it comes to mobile and certainly there are still some potential in those particular areas for growth and especially we will have substantial growth potential in Latvia, Eurasia and those former Soviet union parts.

The same applies to the Nordic/Baltic fixed footprint so that we are having a very good position in that area too and certainly these issues are going hand in hand with further steps we take with the new entity. Those profitable growth opportunities are coming certainly from Turkcell, even so that in this very turbulent situation in the world market and in Turkey, it is not so easy but understanding that there are more than 12 million subscribers already in mobile we do have already on Sonera's side the footprint in those former Soviet union parts more than 1 million subscribers already today. Certainly we are having shareholding operations with Sonera and Telia in Latvia and also the same applies to the Baltics, but all areas are more or less potential for growth because these operations of these countries are having around 200 million inhabitants with a very low penetration of the GSM networks and utilisation and certainly the GSM is going to be the main driver in the development for the years to come. We are certainly the professionals to supply that technology to the customers.

Regarding timing of this transaction we are certainly starting all these activities immediately Regulatory and competition filings and those parts will be made according to the best estimate today mid May this year, registration for U S also mid May, the tender documents to be posted mid May and potential expiry of the tender offer late June and anticipated closing in June/July this year. If there is a little bit more time needed our best estimation that late summer this merger will be completed and after that the normal operation will start.

The structure has been defined in such a way that it is very transparent. The corporate governance is also comparable to any very well received structure in any of the rest of the world companies very modern and very open and very straight forward also one of the benefits of these companies we have a strong board capable to work.

I finish now and hand it over to Marianne Nivert.

Well, when we look at Telia key actions I can say that after restructuring the company through divesting our non-core business we have all our focus on streamlining the company through continuing rationalisation of the sales organisation and increased customer focus and also streamlining our service portfolio. Like many incumbents, I think we have a heritage from a time when we had to serve all customers with everything. Some services are not profitable enough to go on with and I think that we have done a thorough job going through this and that we are now streamlining our service portfolio.

We have a strong focus on reassessing all ongoing and new developing projects. It may be good to look at what will be really giving an immediate profit and with a strong focus on cash-flow that will be more or less the real focus today to see what will really give the strong profit. We are also continuing to improve operational performance in our Danish mobile business through, for instance, continuing and complete our 900 network we will have lower cost for our roaming we have today with Sonofon, and that will of course reduce cost and also give a better service and give a chance to really market our services in Denmark. We have also gone through a process were we look at synergies from having GSM networks in all four Nordic countries and of course also synergies with giving out all our products all over the Nordic market.

And, of course, we are also concentrating on our International Carrier. We know that we have a real turbulence within that sector and we have of course today that we are a very quality

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focused carrier that customers feel they can rely on and that will give us certain competitiveness in this turbulence. We have already said that we will really have restrictions on further capex and of course it is now a very strong focus to really increase our revenues and at the same time we are also continuing our strong broadband roll-out especially in Sweden and Denmark. In Sweden we have already a very strong position with more than 55 % of the market share and it is still a great demand from the market and in Denmark we are undoubtedly No 2 and we are also exploiting our strong cable asset there. That's the key-points for Telia actions and we will go on with this not to loose focus during this merger situation.

And then I will hand over to Harri Koponen.

Well, ladies and gentlemen, these are the Sonera key action items:
Until the merger is completed, Sonera is committed to continue the implementation of the action plan and strategy that was announced in connection with the rights offer in November 2001. The implementation of all these programs has started forcefully and will be continued.

To recap, the key-actions for Sonera in 2002 are the following
1) We will strictly limit our 3G investments to the current obligations and as you know we have already executed these things. We have already several agreements with our partners, for example with Telefonica, that there is no obligation for Sonera to further invest in German or Italian business and Italian and Spanish businesses are put in hypernation and in Germany we have launched the Quam, generating revenues as we speak.

2) Our services business will be dramatically scaled down. They will show maximum loss of 50 million euros after the Infocom sales in 2002. Key strengths and know-how will be developed within Sonera to continue to drive growth in all division. This will be enhanced by the merger.

3) Continue to improve our customer focus and we have changed our organisation to be more customer driven about one month ago, and we will forcefully drive the execution of this change.

4) We will leverage all our competencies and resources to facilitate the transition to GPRS and UMTS and this will generate new growth without spending too much on network upgrades too early.

5) Just for your information, there has been a press announcements from Sonera together with Nokia that we will have a limited commercial UMTS launch in Finland on 26th of September 2002 at 12 o'clock exactly. This will improve our cash flow in all businesses especially in domestic telecom where we believe more can be done.

6) We will continue to sell non-core assets. The sales of Infocom is another example of this. We will not however do any 'fire-sales'.

Last but not least, we have now reduced our net-debt below 2.5 billion euros today as we have already exposed our Deutsche Telecom shares as of today.

We are fullly looking forward to get this integration work started together with Telia colleagues.


Mr Hintikka:

Near term implementation priorities are:
The only area where operations are overlapping is in Finland what comes to the Telia's Finnish mobile business which is under the process of being exited from the operations. Consolidate Baltic operator footprint (joint operations). Develop unified pan-Nordic and Baltic services.
Implement synergy plans and integration as catalyst for improved performance.

Time for Questions and Answers.


                              Questions and Answers


Omar Sayed - Ramius Capital

How long do you expect it will take to get the regulatory approvals?

Today's understanding is that in the best case that this takes a month but it could take four to five months.

Peter Warleus - Handelsbanken

First question - is there any thresholds for the Telia share to fall or to drop so Sonera shares cannot count for the deal?

If your are referring to the 12-month rule in Finland, first of all the main comment would be that things are the way they are right now. We don't see any issues going further with it. The 12-month rule has never been tested in Finland and there are quite a lot of questions regarding what would be the time period for the average price that would be used. But just to going back to the first statement I don't see any issues that the share prices stay the way they are currently.

Ok, when it comes to the synergies how can it take you two and a half years to realise the full synergies?

Figures communicated today are preliminary ones. Continued planning by the integration team will bring more light to the situation.

The one thing of course is that we can't really start executing any synergies before we have the EU approval for this arrangement which takes us till fall and of course even after that there's still time for the company to getting to the maximum levels. The synergies are of course not really profitable to do until we will introduce new technologies and new investments in the net. So that's also a reason why we can't take all the synergies immediately because some of them are more or less part of the scheduled investments we're doing in the future.

Ok the last question, is there any Parliamentary voting expected from the government side to approve this deal?

No.

Ok thank you.

James Golob - Goldman Sachs

Could I ask a couple of questions? The first is if you could elaborate a little on what your dividend policy might be going forward. Secondly, if you could say why there was no cash element to the offer and then third, you've talked about insuring the financial viability of the carrier services business. How patient are you prepared to be about the duration of start-up losses in that and what do you see as acceptable longer returns from that business?

If I comment on the dividend policy - we have not disclosed that but certainly we've got indications, both companies have their own dividend policies.
Certainly when the company will be really starting that will be defined in more detail. And the next question from your side was - why not cash?
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Well, of course dealing in shares make the capital structure of the company very strong and enables the future development into growth opportunities.

And longer term returns from the carrier business?

Well we haven't communicated any specific return so far. I mean our first goal is to be cash positive in these operations and we of course feel that we will reach a reasonable return on the capital invested.

Thank you.

Deborah Collins - Goldman Sachs

Two questions, first of all you've mentioned 90% acceptances are needed. Can you tell me what flexibility there is with this level? And then my second question is, have you made any commitment to your respective governments on job retention within the merged entity?

On the first question with regards to the 90% - there is no flexibility. The second question was...the question was about the government shares?

No it wasn't - it was about any commitments that you have given to the government on keeping jobs within the new company?

No.

Thank you.

Peter-Kurt Nielsen - Deutsche Bank

A couple of questions, one to the chairman of Sonera I guess. You mentioned in the press release that this company would be a strong partner in the possible future concentration of this sector. Could you elaborate a bit on this? Are you thinking about future/further inter-Nordic consolidation or will you be looking towards Europe? And the second one, Telia Finland - the exit of this business - do you have indications for the time horizons here?

The first part of your question the further consolidation, certainly we have been living in the world were everyone has been talking about the need for consolidation in this particular industry. And we are now one of the very first ones in Europe to make that happen. That means that whenever the chances are there we are ready to consider and certainly we will see also action by ourselves when it looks like its the right time to do that. I'm not taking any stand on that if it is further Nordic or further European, but anyhow we are ready for that kind of further consolidation because in the long run the size means quite a lot in this particular business. Not only because of the size of the volumes or the economies of scale but on the other hand we serve customers who operate internationally and they are really very much more comfortable with the same company serving them where they do their business.

Then was a question regarding Telia Finland. Well when we look at Telia Finland of course we might have the European Commission's say first and of course they normally give a certain limit and time within which we have to have this part of the business divested. Normally they will give a reasonable time zone to divest it in an orderly form so I think it might be half a year or something like that after they have given the statement. So I think that might be something that will be done before this year-end.

Ok thank you and just one to follow, the one-off restructuring costs involved are these to take place in 2003 - why not this year?

Well, it might be done this year but this depends on the closing. Certainly this depends on the closing anyhow the company can't start before the later part of this year. That means that we are certainly not indicating too much volume for this year but certainly whenever we are ready

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and can take steps to make this integration, having all the approvals, we will certainly try to push that as early as possible in order to get these things moving.

Andrew Scotland - Schroder Salomon

Can I just ask about the mandatory redemption of Sonera shareholders that might not tender and the cash that you offer them. On what Telia share price would that be calculated? And then just a second question, could you give any more clarity on the synergies we talked about - particularly the costs induced? You talked about the 2.7 billion Swedish Kronor - how is that split between the different components that you mentioned. Which ones kick in first? And just generally some more detail on that please.

With the matter of the redemption, what comes to the law itself it will be unclear like I stated earlier - what would actually be the price that would be used here? It actually could be based on the announcement of the deal and even in that case you could look into a 12-month rolling average. You could have a kind of point of closing of the deal with the same possible 12-month rolling numbers. So it's a little bit difficult to say what the actual price point would be because this law has never been tested in Finland and there is not a clear understanding of it. If we look at the 12-month average price as of March 22 that would give a Telia share price of (euro)8.40 and if we compare that to the current Sonera share price that would indicate that we would have no problems with the redemption. If you start playing with the different rolling 12-month numbers then you get different pictures but as I stated earlier right now we don't see any problems as long as the development is such that we see are going forward.

The second question I guess was on the synergies and really the areas where we see synergies are elimination of overlapping operations which can be in developing services and new products. Also of course one clear area is the Telia Finland operation where we can get synergies selling or exiting the operation in Finland.

Of course on top of that you can find these synergies from the different platforms and services on the software side of the business. Those are easy to nature like the billing systems and the IS/IP platforms.

Can you quantify what percentage of these synergies come directly from the close of Telia Finland?

Well I think that synergy is not included in the figures here - it is not included in the figures actually.

And there's no problem with your contract with Radiolinja transferring that over to Sonera now?

We are not transferring any contract from Telia to Sonera so I think that the Radiolinja, there will be then some kind of arrangements when Telia Finland will be sold.

Christine Mann - Lehman Brothers

A couple of questions on anti-trust and the approval process, besides the EU are there any regulatory approvals required such as within the Baltic states and HSR in the US given that there are ADR:s?

There are some local regulatory issues but the main issue is the EU Commission that we feel so far. No there's no other bigger issue than EU regulation. In the Baltic States we have already combined the ownership in these companies.

Do you have more exact numbers on the market share in the Baltic States?

If you look, for example, at the mobile footprint in the Baltics you can say that in Estonia we will have a market share of 54%, in Latvia we have a 58% market share and in Lithuania we

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have a 58% market share. And if you look at fixed it is pretty much the same thing - we are the number one operator in all of those. I think we have a pretty good and compelling story.

All right thanks a lot.

Coming back to the regulatory approvals in total, one that we did not mention earlier is the financial supervision when we mentioned the US antitrust which is also possible in some other countries including the Baltics.

Actually may I follow-up with another question? Do you foresee that you might be able to finelize the transaction in June prior to the EU approval?

No we can't do that.

And how about HSR in the US - would you need to file for that?

Can you repeat the question please?

Yes there is an entity in the US which normally requires some sort of filing if the company is listed in the US and it's called HSR approval and so I'm wondering if this transaction, in order to go through with the transaction will it require HSR approval?

No it would not.

Ok even though there are ADR's listed in the US?

Even if there are ADR's in the US.

Ok thanks.

Cyrus Mawawalla - Nomura International

My question has partly been asked before but I didn't fully understand your answer so forgive me if I ask it again. Mergers in the past have failed because the better share price falls too much in the period between offer and completion for example Hewlett Packard's bid for Price Water House Coopers' consulting business. So can I ask again, have you considered whether there's a floor for the Telia share price below which this merger does not make sense?

Well, what we have said here is that this law has never been tested by a shareholder in the Finnish market so it's difficult to say what type of ruling there would be or what would be the price point that one would use. But I still would like to come back to the earlier statement that looking at the share prices and looking at what will happen with the Sonera share prices going forward, we don't feel that there would be any reason to be worried but there is not a floor that would have anything to do with the law.

Peter Dunne - Coronation International

My question is with regards to regulatory approval. If there is ..... can it still be blocked by any government entity, for example, the Comera case back in December of last year was blocked by the Agricultural and Forestry Committee. Do you foresee anything happening like that?

The answer is no.

Ok so you would not have to go to the Transport and Communications Committee to get approval for this deal?

No, we know that.

Michael Hartzogg - MH Davidson

Just a few questions if I may? Firstly, you say the Swedish and the Finnish government support the merger and the shareholder agreement. Could you just outline the most important conditions to that support? Then secondly, you mentioned a few times that no parliamentary approval is required. Are there any circumstances in which approval would be required and the governments of either Sweden or Finland would need to go back to Parliament? And just finally can you tell us when you intend to appoint the CEO for the enlarged entity? Thanks.

If I start from the very last question - the CEO will be nominated as soon as possible because they are in the process of that and certainly they are also understanding the meaning of having the whole team in place participating in the creation process and planning of that. There is no need to go back to the parliament- there is no need. We know that clearly because all those decisions have been made before and there aren't any conditions that we should go back to the parliament in any time. When we come to the shareholders agreement, the main outcome of that is certainly the corporate governance practices.

Ok. Just one further actually- is there any breakfree agreed between the two parties?

No - as far as I know I don't think so.

Thank you very much.


Conclusion
Mr. Hintikka: Ok ladies and gentlemen the time is now out. I thank you for a very active participation and like I said in the very beginning that when the integration is going forward and we have something to announce we will be actively informing not only the organisations inside of the companies but also the investors and the outside world. Thank you very much. Good night for European participants and good day to the rest of you.

------------------------------------------
Additional Information

The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to all shareholders of Sonera. This transcript is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the "SEC"). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC's web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention:
Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland,
Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.